(WRL LETTERHEAD)

Via EDGAR

October 20, 2008

Mr. Craig Ruckman

Office of Insurance Products

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4644

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 4
Western Reserve Life Assurance Company of Ohio
WRL Series Life Account
WRLForLife (File No. 333-135005/811-4420)

Filer CIK No.: 0000778209

Dear Mr. Ruckman:

This letter is in response to the Staff’s comments regarding the registrant’s 485(a) filing (Post-Effective Amendment No. 4) with the Commission on August 12, 2008. The Staff requested a supplemental response for four items included in the comments. We are submitting our supplemental response via an EDGAR Correspondence filing. For your convenience, each comment requiring a supplemental answer is stated below, followed by the Registrant’s response. All other comments provided by the Staff were addressed in the Registrant’s Post-Effective Amendment No. 5 filing that was submitted earlier today.

COMMENT:

1.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out associated guarantees with the policy.

Response:

As noted in our teleconference, and restated herein, the company is primarily responsible for any associated guarantees with the Policy.

COMMENT:

2.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:

As noted in our teleconference, and restated herein, the name of the product that appears on the front cover of the filed prospectus will continue to be the same as the EDGAR classification.

COMMENT:

3.	Fee Tables – in general: In addition, the tables have a separate section for contracts purchased before October 30, 2008 and issued before January 1, 2009. Please clarify supplementally whether there are any policies purchased before October 30, 2008 that may nonetheless be issued after January 1, 2008. If not, please revise the prospectus to include fee tables applicable to such contracts, and make corresponding changes elsewhere in the prospectus, as appropriate.

Mr. Craig Ruckman

Securities and Exchange Commission

October 20, 2008

Response:

The disclosure for the parameters that are applicable to the 2001 C.S.O. Tables or the 1980 C.S.O. tables has been revised to read “For All Policies Applied For On or After October 30, 2008” and “For All Policies Applied For Before October 30, 2008 and Issued Before January 1, 2009.” The state law requires that the 2001 C.S.O. tables apply to all policies issued on or after January 1, 2009. For all policies “Applied For On or After October 30, 2008,” the policyowner will be subject to the 2001 C.S.O. Tables, regardless of the issue date. Disclosure has been added to the prospectus to reflect the applicable C.S.O. Table and issue date.

COMMENT:

4.	Page 8 – Fee Tables – Surrender Charge – The listing for Surrender Charge states that the charge is assessed for a fifteen year period following an increase in the specified amount. It is unclear whether this subjects an investor who increase the specified amount to a full surrender charge regardless of how long he or she has held the original policy. Please clarify this matter supplementally to the staff.

Response:

The surrender charge applies to the initial specified amount and to each increase in specified amount. (The initial specified amount and each increase in specified amount are referred to as a “layer” of specified amount.) The surrender charge per layer of specified amount is determined by multiplying the surrender charge per $1,000 of specified amount by the number of thousands of specified amount in the layer; that product is then multiplied by the surrender charge factor. Both the surrender charge per layer of specified amount, and the surrender charge factors are presented in the prospectus. The surrender charge factor grades down to zero at the end of Policy year fifteen. The footnote to the Fee Table that describes the surrender charge expressly provides that the surrender charge factor for the Policy and each layer of specified amount will decline to zero at the end of the fifteenth Policy year after the Policy date or the date of any specified amount increase. The Surrender Charge Tables are located in the section entitled “Charges and Deductions – Surrender Charges” in the prospectus.

Please do not hesitate to contact the undersigned at (727) 299-1830 or Gayle A. Morden at (727) 299-1747 if you have any questions regarding our responses.

Sincerely,

/s/ Arthur D. Woods
Arthur D. Woods
Vice President and Senior Counsel

cc:	Mary Jane Wilson-Bilik, Esq.